Item 6: Activities of Service Providers

    a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

    ■ Yes   ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

<u>General Background and Scope of Subscriber Confidential Trading Information:</u> The Broker-Dealer Operator operates the UBS ATS trading systems and is involved in the execution, processing, clearing, and settling of transactions executed in the UBS ATS.

UBS considers Subscriber confidential trading information (CTI) to consist of Subscribers' identities as well as Real-Time CTI and Post-Trade CTI (see below) relating to orders, trading interests, and executions in UBS ATS.

UBS does not consider information publicly disseminated pursuant to regulatory requirements (e.g., information that is reported to the consolidated tape pursuant to SRO trade reporting requirements, etc.), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous order, trading interest, and execution statistics (see Part III, Item 26), advertisements, etc.) to be CTI.

For the purpose of this Form ATS-N, the term "Real-Time CTI" means order, trading interest, and execution information available for viewing in a Graphical User Interface (GUI) that provides visibility to such information on a near real time basis.

Furthermore, for the purpose of this Form ATS-N, the term "Post-Trade CTI" means order, trading interest, and execution information available for viewing in either a database, log file, or report format solely after the event occurs (including canceled and expired orders) and the information is stored in its respective location and medium. The UBS ATS aggregates Post-Trade CTI across the entire ATS, by sector, by order type, by market capitalization, by size, by symbol or any other criteria deemed appropriate by the ATS Desk (see definition under ACE). The UBS ATS aggregates and anonymizes Post-Trade CTI on a daily, weekly, monthly, quarterly, semi-annual, or annual basis.

UBS administers access to CTI through a permission-based bank access system (the "Access System"). The Access System allows Persons to submit a request documenting a reason why the access to CTI is required. When a request is submitted, the Access System creates notifications for the line manager and ATS Supervisor to review the access request in the Access System and either approve or reject the request. Furthermore, the UBS ATS systems are physically segregated with dedicated permissions to the segregated trading environment.

<u>UBS Americas Cash Equities (referred to as "ACE"):</u> UBS ATS employees reside within ACE and are responsible for the management and supervision of the UBS ATS. ACE is part of the UBS Global Cash Equities business unit as described in Part II, Item 1. Within ACE the UBS ATS Desk is separate from all other groups. For purposes of this Form ATS-N, the term "ATS Desk" refers to the UBS ATS Supervisor, authorized delegates, and ATS senior management. The following groups provide shared resources within ACE: Senior Management, Market Structure (MS), Quantitative Analytics and Development (QAD), <u>Platform Licensing (PL),</u> Product Development Group (PDG), Regulatory Risk Management (RRM), and Chief Operating Office (COO). While no other groups within ACE have direct access to the UBS ATS or visibility into the UBS ATS systems or order

book, each of these shared functions has different levels of access to CTI based on their roles and responsibilities related to the UBS ATS.

- Senior Management ("Senior Management"): Senior Management within the Global Cash Equities business is ultimately responsible for the operations of the ACE business, including the UBS ATS. Senior Management may have access, on a case-by-case basis, to all CTI available to any member of the ATS Desk for the sole purpose of strategically operating the broader business. Access is approved through the Access System or separate supervisory approval.

- Market Structure (MS): The Americas Market Structure team is responsible for closely monitoring market structure and regulatory developments and regularly sharing UBS' insights through micro and macro market updates to all clients of UBS including UBS ATS Subscribers. MS may be made aware that a client is a UBS ATS Subscriber for purposes of discussions with that client, however, MS will not have access to any other CTI. Access is approved through the Access System or separate supervisory approval.

- Quantitative Analytics and Development (QAD): The Quantitative Analytics and Development team is responsible for Post-Trade CTI analytics for Equities including the UBS ATS with a focus on items such as Subscriber-specific and aggregated data for distribution, Source Category grading, Conditional Scoring analyses, and developing new functionality. QAD generally has access to Post-Trade CTI, but QAD also may have access to Real-Time CTI, on a case by case basis, as necessary for the performance of their responsibilities. Access is approved through the Access System.

- Platform Licensing (PL): The Platform Licensing team is responsible for sales and relationship management for IB clients organized and operating as banks, private banks and broker-dealers. PL is responsible for growing relationships and business across the UBS Global Markets franchise including the UBS ATS. In connection with their activities, PL will be provided access to the names of UBS ATS Subscribers as well as their UBS ATS revenues for purposes of discussions with that client. PL will not have access to any other CTI. Access will be approved through the Access System or supervisory approval.

- Product Development Group (PDG): The Product Development Group is responsible for the management and coordination of new development items and enhancements to existing systems within UBS ACE including the UBS ATS. PDG has access to Post-Trade CTI on a case-by-case basis, but in some cases access to Real-Time CTI may be provided if necessary for the performance of responsibilities. Access is approved through the Access System.

- Regulatory Risk Management (RRM): The Regulatory Risk Management team is responsible for the development and implementation of governance and control processes. RRM serves several roles including, but not limited to: 1) helping to ensure the UBS ATS operates within the applicable regulatory framework, and 2) performing surveillance monitoring on a T+1 basis. RRM personnel have access to Post-Trade CTI to perform their responsibilities and to assist with the development and enforcement of governance controls. Access is approved through the Access System or separate supervisory approval

- Chief Operating Officer (COO): The Chief Operating Office staff assists with the development and implementation of governance and control processes. One of the roles of COO is to help ensure the UBS ATS operates within the applicable control framework. COO personnel have access to Post-Trade CTI to support the control oversight of the UBS ATS and help ensure the UBS ATS operates consistent with the offering and bank standards. Access is approved through supervisory approval.

<u>UBS Business Solutions US LLC ("UBS Business Solutions")</u>: UBS Business Solutions is an Affiliate of the Broker-Dealer Operator that provides development, support (e.g., monitoring, Subscriber support, deployment, systems engineering, etc.), control functions (e.g., Legal, Compliance, Surveillance, etc.), and other general corporate functions necessary for the operation of UBS ATS. Employees of UBS Business Solutions that service the operations of the UBS ATS as well as other UBS trading desks, business units and/or Affiliates of the Broker-Dealer Operator ("shared employees") have access to CTI if required to perform their job function. Access to Real-Time CTI monitoring tools for the UBS ATS is restricted and only granted to business, technology, and support staff on a case-by-case basis when necessary to perform their responsibilities. The functions within UBS Business Solutions that have access to CTI are listed below.

- <u>Development:</u> UBS' Order Management System technology development team (Development) is responsible for the software technology (e.g., development, testing, deployment, stability, support, etc.) of the UBS ATS. Development has access to Real-Time CTI and Post-Trade CTI to perform their responsibilities. This access is through the Access System.

- <u>Support:</u> Support personnel are responsible for addressing Subscriber inquiries related to orders, trading interest, and executions as well as escalating client market access limit issues, implementing limit change requests, deploying changes for Subscribers, monitoring the operation of the UBS ATS, and working with data center operations, networking, engineering, and incident management and response. Support personnel have access to Real-Time CTI (including alerting) and Post-Trade CTI in the UBS ATS to ensure the system operates consistent with the offering and to assist Subscribers with Real-Time CTI or Post-Trade CTI analysis. This access is through the Access System.

- <u>Legal, Compliance and Surveillance:</u> Personnel within Legal, Compliance and Surveillance cover both the operations of the UBS ATS and other business units of the Broker-Dealer Operator and its Affiliates. Legal, Compliance and Surveillance staff have access to Post-Trade CTI on a case-by-case basis. Access to Post-Trade CTI is necessary for the performance of their responsibilities related to ensuring the ATS operates in accordance with applicable rules and regulations, as well as performing T+1 surveillance monitoring. This access is through supervisory approval.

- <u>Finance, Clearing, and Settlement</u>: Personnel within Finance, Clearing, and Settlement cover both the operations of the UBS ATS and other business units of the Broker-Dealer Operator and its Affiliates. The systems supporting Finance, Clearing, and Settlement have standing access to Post-Trade CTI to ensure proper support of the ATS. The staff within Finance, Clearing, and Settlement must have approved access to these systems which is managed through the Access System. This access is through the Access System and approvals are managed by the team managers.

Please note that certain individuals with access to CTI may change roles and move among different groups/functions within Global Cash Equities and UBS Business Solutions. When employees change roles, the UBS ATS may allow certain employees to temporarily maintain their existing level of access to CTI for the sole purpose of transitioning their responsibilities to another employee. When the transition of responsibilities is complete and the ATS Desk determines the employee's legacy access to CTI is no longer required, access will be removed.